Exhibit 12.1

J. B. Transport Services, Inc.
Statement of Computation of Ratio of Earnings to Fixed Charges

	6 Mos Ended
	June 30, 2015	2014	2013	2012	2011	2010
Net Earnings	$195,350,984	$374,791,927	$342,381,695	$310,354,165	$257,005,995	$199,616,898
Taxes	120,240,267	229,808,698	211,186,120	194,286,754	158,726,770	120,077,045
Interest Expense	13,410,858	27,027,858	23,208,851	25,559,320	28,508,449	28,006,299
Estimated interest within rental expenses	4,777,504	9,783,813	8,292,877	6,871,705	6,188,121	5,459,276
Adjusted Earnings	333,779,613	641,412,296	585,069,543	537,071,944	450,429,335	353,159,518

Interest Expense	13,410,858	27,027,858	23,208,851	25,559,320	28,508,449	28,006,299
Estimated interest within rental expenses	4,777,504	9,783,813	8,292,877	6,871,705	6,188,121	5,459,276
Fixed Charges	$18,188,362	$36,811,671	$31,501,728	$32,431,025	$34,696,570	$33,465,575

Fixed Charge Coverage Ratio	18.35	17.42	18.57	16.56	12.98	10.55